UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
China SXT Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.08 par value per share
(Title of Class of Securities)
G2161P140
(CUSIP Number)
John Fife, 303 E Wacker Dr, Suite 1040 Chicago, IL 60601
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 25, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
?  Rule 13d-1(b)
X   Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).?





CUSIP No. G2161P140

13G

Page 2 of 8 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Streeterville Capital LLC
85-2954598



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
 Utah









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

405,837


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

405,837


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,837


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 OO






FOOTNOTES

* Reporting Person Streeterville Capital LLC (?Streeterville?) has rights under a Convertible Promissory Note dated March 27, 2024 to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Streeterville as of the date of this filing was 405,837 shares, which is 9.99% of the 4,062,435 shares outstanding on October 22, 2024 (as reported in the Issuer's Form F-3 filed on that date).


















?
CUSIP No. G2161P140

13G

Page 3 of 8 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Streeterville Management LLC
85-3223919



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

405,837


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

405,837


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,837


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 OO






FOOTNOTES

* Reporting Person Streeterville Management, LLC is the Manager of reporting person Streeterville. Streeterville.has rights under a Convertible Promissory Note dated March 27, 2024 to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Streeterville as of the date of this filing was 405,837 shares, which is 9.99% of the 4,062,435 shares outstanding on October 22, 2024 (as reported in the Issuer's Form F-3 filed on that date).

















?

CUSIP No. G2161P140

13G

Page 4 of 8 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

405,837


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

405,837


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,837


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (*)


12.

TYPE OF REPORTING PERSON (see instructions)
 IN






FOOTNOTES

* John M. Fife is the sole member of Streeterville Management LLC, which is the Manager of Reporting Person Streeterville. Streeterville.has rights under a Convertible Promissory Note dated March 27, 2024 to own an aggregate number of shares of the Issuer?s common stock which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Streeterville as of the date of this filing was 405,837 shares, which is 9.99% of the 4,062,435 shares outstanding on October 22, 2024 (as reported in the Issuer's Form F-3 filed on that date).







?
CUSIP No. G2161P140

13G

Page 5 of 8 Pages





Item 1.

(a)
Name of Issuer
China SXT Pharmaceuticals, Inc.





(b)
Address of Issuer?s Principal Executive Offices
178 Taidong Rd North
Taizhou, Jiangsu, China




Item 2.

(a)
Name of Person Filing
This report is filed by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of Common Stock, $0.08 par value per share, of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.





(b)
Address of the Principal Office or, if none, residence
303 East Wacker Drive, Suite 1040,
Chicago, IL 60601





(c)
Citizenship
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.





(d)
Title of Class of Securities
Common Stock, $0.08 par value per share






(e)
CUSIP Number
G2161P140





Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G);





(h)
?
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with ?240.13d-1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  405,837






(b)

Percent of class:  9.99%






(c)

Number of shares as to which the person has:








(i)
Sole power to vote or to direct the vote: 405,837








(ii)
Shared power to vote or to direct the vote: 0








(iii)
Sole power to dispose or to direct the disposition of: 405,837








(iv)
Shared power to dispose or to direct the disposition of: 0






Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following     ? .
        N/A
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
    N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    N/A
Item 8.  Identification and Classification of Members of the Group.
    N/A
Item 9.  Notice of Dissolution of Group.
    N/A
Item 10.  Certification.
















By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


































CUSIP No. G2161P140


13G


Page 8 of 8 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



10/25/2024
Date


Streeterville Capital LLC

/s/ John Fife
Signature

John Fife/President
Name/Title


Streeterville Management LLC

/s/ John Fife
Signature

John Fife/President
Name/Title


John M. Fife

/s/ John Fife
Signature

John Fife
Name/Title